Exhibit 99.2

AMENDMENT NO. 1 TO DISTRIBUTION AGREEMENT

This AMENDMENT NO. 1 (this “Amendment No. 1”), dated January 8, 2016, to the Distribution Agreement, dated April 30, 2015 (the “Distribution Agreement”), is made by and among the Dealers and the Bank. All capitalized terms that are used but not defined in this Amendment No. 1 shall have the respective meanings ascribed thereto in the Distribution Agreement.

WHEREAS, the parties hereto have previously entered into the Distribution Agreement;

WHEREAS, the Bank has filed with the Securities and Exchange Commission a new registration statement, and a new prospectus and prospectus supplement, relating to the Securities; and

WHEREAS, the Bank has requested and the Agents have agreed to amend the Distribution Agreement;

NOW, THEREFORE, in consideration of the foregoing and respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

1.             Amendments.

(a)           All references in the Distribution Agreement to the amount of $40,000,000,000 shall be deemed to be in addition to the aggregate principal amount of Securities offered and sold pursuant to the prospectus covering the Securities dated April 30, 2015.

(b)           The Distribution Agreement is hereby amended to add the following
Section 22:

22.           If the Bank so elects at such time,

(a)           upon delivery by the Bank to the Agents of a properly executed notice in the form attached as Annex III hereto (a “Notice of New Registration Statement”),

(i)           the definitions of “Registration Statement”, “Basic Prospectus” and “Prospectus Supplement” in the preamble hereof shall thereafter be deemed to refer to the registration statement, basic prospectus and prospectus supplement, respectively, specified in such Notice of New Registration Statement (the “New Registration Statement”, the “New Basic Prospectus” and the “New Prospectus Supplement”, respectively), and

(ii)           all references in this Agreement to the “Registration Statement”, “Basic Prospectus”, and “Prospectus Supplement” shall thereafter be deemed to refer to the New Registration Statement, the New Basic Prospectus and the New Prospectus Supplement, respectively.

(b)           Together with any notice provided at the election of the Bank pursuant to Section 22(a) hereof, the Bank shall deliver or cause to be delivered to the Agents the documents required under Sections 5(g), 5(h), 5(i), 5(j) and 5(k), provided that such Sections 5(g), 5(h), 5(i), 5(j) and 5(k) shall remain unchanged and shall apply to the New Registration Statement, the New Basic Prospectus and the New Prospectus Supplement.

(c)           For purposes of any certificate delivered by the Bank to the Agents pursuant to Section 5(k) on or after the date that the New Registration Statement has been declared effective by the Commission (the “New Registration Statement Effectiveness Date”), the date of the certificate referred to in Section 8(g) which was last furnished to the Agents shall be deemed to be no earlier than the New Registration Statement Effectiveness Date.

(c)           The Distribution Agreement is hereby amended to add Annex I hereto as Annex III to such Distribution Agreement.

2.             Distribution Agreement Remains in Effect. Other than as modified by paragraph 1 above, the Distribution Agreement shall remain in full force and effect.

3.             Governing Law; Counterparts. This Amendment No. 1 shall be governed by and construed in accordance with the laws of the State of New York. This Amendment No. 1 may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such executed counterparts shall together constitute one and the same agreement.

2

If the foregoing is in accordance with your understanding, please sign and return to us four counterparts hereof, whereupon this letter and the acceptance by you thereof shall constitute a binding agreement between the Bank and you in accordance with its terms.

Very truly yours, ROYAL BANK OF CANADA

By:	/s/ James Salem
	Name:	James Salem
	Title:	Executive Vice-President and Treasurer

By:	/s/ David M. Power
	Name:	David M. Power
	Title:	Vice-President, Corporate Treasury

[Signature Page to Amendment No. 1 to Distribution Agreement]

Accepted as of the date hereof:

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
	Name:	Scott G. Primrose
	Title:	Authorized Signatory

BARCLAYS CAPITAL INC.

By:	/s/ Paige Maire
	Name:	Paige Maire
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack D. McSpadden, Jr.
	Name:	Jack D. McSpadden, Jr.
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sharon Harrison
	Name:	Sharon Harrison
	Title:	Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Anguel Zaprianov
	Name:	Anguel Zaprianov
	Title:	Managing Director

By:	/s/ Adam Raucher
	Name:	Adam Raucher
	Title:	Director

[Signature Page to Amendment No. 1 to Distribution Agreement]

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

INCAPITAL LLC

By:	/s/ Brian Walker
	Name:	Brian Walker
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Stephen L. Sheiner
	Name:	Stephen L. Sheiner
	Title:	Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Dorothy E. Hurley
	Name:	Dorothy E. Hurley
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Yurij Slyz
	Name:	Yurij Slyz
	Title:	Executive Director

[Signature Page to Amendment No. 1 to Distribution Agreement]

UBS FINANCIAL SERVICES INC.

By:	/s/ Jorge A. Ramirez
	Name:	Jorge A. Ramirez
	Title:	Managing Director

By:	/s/ Eric Glicksman
	Name:	Eric Glicksman
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Ahmet Yetis
	Name:	Ahmet Yetis
	Title:	Executive Director

By:	/s/ Mehdi Manii
	Name:	Mehdi Manii
	Title:	Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Carolyn Hurley
	Name:	Carolyn Hurley
	Title:	Director

[Signature Page to Amendment No. 1 to Distribution Agreement]

ANNEX I

Notice of New Registration Statement

[DATE]

To the Dealers listed in Annex A hereto.

Ladies and Gentlemen:

Re: Notice of New Registration Statement on Form F-3 (File No. [       ])

In accordance with the provisions of the Distribution Agreement, dated April 30, 2015 [also identify any amendments thereto] (the “Distribution Agreement”), between Royal Bank of Canada, a Canadian chartered Bank (the “Bank”) on the one hand and the Agents listed in Annex A thereto, we hereby notify you that:

(a)           a Registration Statement on Form F-3 (File No. [         ]) relating to the Securities was filed by the Bank with the U.S. Securities and Exchange Commission (the “Commission”) on [date] [also identify any amendments filed] (the “New Registration Statement”), and the New Registration Statement was declared effective by the Commission as of [time] on [date];

(b)           a prospectus covering the Securities, as defined in the Distribution Agreement, was filed by the Bank with the Commission on [date] (the “New Basic Prospectus”); and

(c)           a prospectus supplement specifically relating to the Securities, as defined in the Distribution Agreement, was filed by the Bank with the Commission on [date] (the “New Prospectus Supplement”).

Accordingly, the definitions of “Registration Statement”, “Basic Prospectus” and “Prospectus Supplement” in the preamble to the Distribution Agreement shall thereafter be deemed to refer to the New Registration Statement, the New Basic Prospectus and the New Prospectus Supplement, respectively, and all references in the Distribution Agreement to the Registration Statement, Basic Prospectus, and Prospectus Supplement shall hereafter be deemed to refer to the New Registration Statement, the New Basic Prospectus and the New Prospectus Supplement, respectively.

Very truly yours,

ROYAL BANK OF CANADA

By:
Name:
Title:

By:
Name:
Title: